U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X]  Check this box if no longer subject to
     Section 16.  Form 4 or Form 5 obli-
     gations may continue.  See Instruc-
     ion 1(b)

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print of Type Responses)

1.   Name and Address of Reporting Person*

     KA Investments LDC(1)

     (Last)         (First)        (Middle)



     c/o Deephaven Capital Management LLC
     1712 Hopkins Crossroads

     Minnetonka    Minnesota        55305
      (City)        (State)         (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Odyssey Petroleum Corporation (OILYF)

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     12/98

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

     / /  Director                           /X/  10% Owner
     / /  Officer (give title below)         / /  Other (Specify below)

     ________________

7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                      5. Amount of
                                                                                         Securi-
                                                                                         ties
                                          3. Trans-    4.  Securities Acquired (A)       Bene-        6. Owner-
                              2. Trans-      action        or Disposed of (D)            ficially        ship
                                 action      Code          (Instr. 3, 4 and 5)           Owned at        Form:         7. Nature of
                                 Date        (Instr.   ---------------------------       End of          Direct(D) or     Indirect
                                 Month/        9)                  (A)                   Month           Indirect         Beneficial
1.  Title of Security            Day/     -----  ---    Amount     or      Price         (Instr.         (I)              Ownership
    (Instr.3)                     Year)     Code   V                (D)                   3 and 4)        (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------    ------------    -------------    ------------






Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
(1)  See Schedule A for a listing of control persons of the Reporting Person which may have been deemed to be indirect beneficial owners of the securities reported herein.

                                                             Page 1 of 2
/TABLE

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

8% Convertible Debenture due             $0.074(2)     12/98        S                           1          12/29/97      10/1/02
October 1, 2002


Warrant                                  $3.60         12/98        S                           1           9/30/97      9/30/02


                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                              Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title         Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                        Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------  ---------    -------------  -------------   --------------   --------------

8% Convertible             Common Stock       25,970,743(2)    (3)             O                 D
Debenture due
October 1, 2002

Warrant                    Common Stock           25,000       (3)             O                 D


Explanation of Responses

(2)  Calculated as of 12/30/98

(3)  The Debentures and Warrant were sold for an aggregate of $1,500,000.

     KA Investments LDC

     /s/ Gary Sobczak                               1/6/99
     -------------------------------                ------
     **Signature of Reporting Person                Date


**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                                             Page 2 of 2
/TABLE

                                 Schedule A


Control Persons of KA Investment LDC:

1.   Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
     Address:            1712 Hopkins Crossroads
                         Minnetonka, MN 55305.

2. Deephaven Market Neutral Fund Limited (a British Virgin Islands corporation)
     Registered Office:  c/o International Fund Administration
                         48 Par-La-Ville Road, Suite 464
                         Hamilton, HM11 Bermuda.

     Mailing Address:    1712 Hopkins Crossroads
                         Minnetonka, MN 55305.